SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period October 31, 2002 to November 6, 2002

PENGROWTH ENERGY TRUST

700 Sun Life Plaza, East Tower, 112 – 4 Avenue S.W.
Calgary, Alberta T2P 0H3 Canada
(address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	Form 40-F ✓

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934.

Yes	No ✓

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):_____________ ]

DOCUMENTS FURNISHED HEREUNDER:
SIGNATURES
Press Release
Press Release

DOCUMENTS FURNISHED HEREUNDER:

1.	Exhibit-99.1- Press Release issued October 31, 2002 announcing Trust Unit Offering

2.	Exhibit-99.2- Press Release issued November 6, 2002 announcing Closing of Trust Unit Offering

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PENGROWTH ENERGY TRUST by its administrator PENGROWTH CORPORATION

November 7, 2002	By:	/s/ Charles V. Selby

Name: Charles V. Selby Title: Corporate Secretary